VIA EDGAR

Deborah D. Skeens

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

                    RE:       The Gabelli Go Anywhere Trust

                                 (File No. 811-23035)

Dear Ms. Skeens:

Thank you for your comment letter, dated January 19, 2016, regarding the registration statement on Form N-2 filed by The Gabelli Go Anywhere Trust (the “Fund”) on December 21, 2015 (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”). We have considered your comments to the Registration Statement and, on behalf of the Fund, responses to those comments are set forth below. Changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement (“Pre-Effective Amendment No. 1”), which the Fund intends to file on or about the date hereof, and will be marked to show all changes made since the initial filing of the Registration Statement.

Your comments are set forth in bold, followed by the Fund’s responses. Capitalized terms not otherwise defined have the meanings ascribed to them in the Registration Statement. Page references in the Fund’s responses correspond to the Registration Statement filed with the SEC on December 21, 2015.

Deborah D. Skeens

May 18, 2016

Comments and Responses

General

1.	We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Noted.

2.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your Registration Statement.

The Fund has not and does not expect to submit an exemptive application or no-action request in connection with its Registration Statement.

We note that the Fund intends to rely on exemptive relief obtained by Gabelli Funds, LLC (1940 Act Rel. Nos. 25070 (notice) & 25110 (order)), which will permit the Fund to make periodic distributions of long-term capital gains with respect to its common stock as frequently as twelve times each year, and as frequently as distributions are specified in accordance with the terms of any outstanding preferred stock.

3.	Please state in your response letter whether FINRA has reviewed or will review the proposed underwriting terms and arrangements of the transaction described in the Registration Statement.

The proposed underwriting terms and arrangements of the transaction described in the Registration Statement will be submitted to FINRA for review.

Deborah D. Skeens

May 18, 2016

4.	Inasmuch as the Fund may enter into various derivative transactions, please clarify what types of derivative instruments the Fund may invest in and the purpose of each type of derivative investment. In this regard, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

The Fund believes that it has described in reasonable detail in the Prospectus and Statement of Additional Information the derivative strategies that it may use, together with the risks related thereto, in light of its intended use of such strategies. In drafting the Registration Statement, the Fund has been mindful of the staff’s views on derivatives disclosure set forth in the July 30, 2010 letter referenced above.

Prospectus Cover Page

5.	In footnote 4 to the table describing the public offering, the prospectus states that “[t]he Fund will pay offering expenses of the Fund (other than the sales load) of up to $0.04 per common share, which may include a reimbursement of the Adviser’s expenses incurred in connection with this offering.” [Emphasis added.] Please clarify that this reimbursement does not apply to offering expenses in excess of $0.04 per common share, which, according to the first sentence of the footnote, are the responsibility of the Adviser. Please also include such clarifying disclosure in the “Summary of Fund Expenses” section (footnote 2 to the Shareholder Transaction Expenses table).

The Fund has clarified the referenced disclosure.

Prospectus Summary/Investment Objective and Policies (pp. 1-3)

6.	If there is expected to be any subprime exposure with respect to the Fund’s investments in REITs, please disclose it here and include corresponding risk disclosure in the discussion of “Risk Factors” at pp. 11 and 45 of the prospectus.

The Fund does not expect to have any material subprime exposure with respect to its investments in REITs.

Deborah D. Skeens

May 18, 2016

7.	Please disclose the expected average duration of the Fund’s investments in debt securities.

The Fund does not target any particular average duration and the duration of its investments in debt securities may vary. The Fund has added disclosure to this effect.

8.	The Fund discloses, under the caption “Other Policies” (p.3), that during temporary defensive periods the fund may invest in, among other things, “shares of other investment companies that invest primarily in securities of the type in which the Fund may invest directly.” Please explain to us how such investments are consistent with a temporary defensive position. Alternatively, delete this language.

The Fund has deleted the referenced language.

9.	We note that the Fund may engage in credit default swaps. Please confirm that when the Fund writes credit default swaps, it will cover the position by segregating assets equal to the full notional amount of the swap.

The Fund confirms that when it writes credit default swaps, it will cover the position by segregating assets equal to the full notional amount of the swap in accordance with applicable interpretations of the staff of the SEC.

Prospectus Summary/Leverage (p. 4)

10.	Please review your discussion of leverage risk here and in the discussions of “Leveraging” at p. 26 and “Leverage Risk” beginning at p. 56 of the prospectus, to ensure it includes the appropriate material risks, including the risk that the Fund may be required to sell a portion of its investments when it may be disadvantageous to do so as, for example, at the time of the Fifth Anniversary Tender Offer. Please also add cover page disclosure of this risk.

The Fund has revised such disclosure consistent with this comment.

Deborah D. Skeens

May 18, 2016

Prospectus Summary/Summary of Series A Preferred Share Terms (p. 5)

11.	This section states that during Year 1 the Fund will pay distributions at an annualized rate of 8.00% based on the liquidation preference of Series A Preferred Shares. Please explain to us how the Board determined the initial distribution rate to be appropriate.

In determining the initial distribution rate for the Series A Preferred Shares, the Board took into account that all shareholders would be purchasing both common shares and Series A Preferred Shares in the same proportion, that the common shares would not be paying regular distributions during the first year after completion of the offering while the Fund is developing its portfolio and that the distribution rate on the Series A Preferred Shares would be reduced after Year 1 as the distribution rate on the common shares increased. The Board also recognized that Combinations would be sold at a lower commission rate than has been prevalent in closed-end fund offerings and that it was in their view appropriate to share some of those savings with the shareholders.

Prospectus Summary/Distributions and Dividends (p. 7)

12.	The penultimate sentence of the first paragraph of this section states that “all or a portion of the quarterly distribution may be a return of capital, which may have the effect of increasing the Fund’s leverage.” Please explain in plain English how return of capital may result in increasing the amount of the Fund’s leverage. Please also explain the tax effects of return of capital (e.g., that return of capital may result in higher capital gains tax upon sale of an investor’s shares).

The Fund has made the requested clarifications.

Prospectus Summary/Tender Offer Risk (p. 10)

13.	This section states that if the Board determined to liquidate the Fund, the Fund may choose to hold its remaining assets in a liquidating trust or other similar vehicle. Please disclose whether such a vehicle would remain a registered investment company.

The Fund has included the requested disclosure.

Summary of Fund Expenses

14.	At footnote 2 to the Shareholder Transaction Expenses table, please briefly explain the term “structuring fee” or, alternatively, please include a cross-reference to the discussion of this fee in the “Underwriters” section at p. 64 of the prospectus.

The Fund has determined not to pay any structuring fees and this disclosure has been deleted.

Deborah D. Skeens

May 18, 2016

15.	Please discuss the types of “sales incentive fees” that may be paid to the Underwriters, as referenced in footnote 2 to the Shareholder Transaction Expenses table, in more detail in the “Underwriters” section of the prospectus.

The Fund has determined not to pay any sales incentive fees and this disclosure has been deleted.

16.	In footnote 5, please indicate that Acquired Fund Fees and Expenses are estimated for the current fiscal year.

The Fund has made the requested clarification.

17.	Expense example (p. 18):

a.	Please confirm supplementally that the estimated offering expenses included in the example do not include any amounts paid by the Adviser.

The Fund confirms that the estimated offering expenses included in the Expense Example do not include any amounts paid by the Adviser.

b.	The paragraph following the expense example provides hypothetical estimated expenses had Acquired Fund Fees and Expenses (“AFFE”) and the distributions on Series A Preferred Shares not been included in the example. Please remove this paragraph, as the Fund (a) has identified investment in other closed end funds as a principal strategy and (b) is not permitted to call any of the Series A Preferred Shares for a period of at least five years. Therefore, exclusion of AFFE and/or distributions on Series A Preferred Shares is not appropriate.

The Fund has made the requested change.

Risks Related to the Fund’s Investment in Portfolio Funds

18.	Risks of Regulatory Limits (p. 48): In the second paragraph, please explain supplementally the circumstances under which the Fund may determine that it is not relying on Section 12(d)(1)(F) of the 1940 Act (e.g., in reliance on an exemptive order or otherwise).

The Fund may determine that it is not relying on Section 12(d)(1)(F) of the 1940 Act if such non-reliance is pursuant to an exemptive order, or if the Fund determines that its investments in Portfolio Funds comply with Sections 12(d)(1)(A) and
12(d)(1)(C) of the 1940 Act.

Deborah D. Skeens

May 18, 2016

SAI/Management of the Fund

19.	Please review this section and update information concerning directors to reflect data available as of the end of the most recently completed calendar year. (See, e.g., the tables on pp. S-24 and S-28 of the SAI.)

The Fund has updated the requested information.

* * * * * * *

Pre-Effective Amendment No. 1 reflects a change in the plan of distribution from a firm commitment underwriting to a best efforts underwriting. The Fund is seeking to have the Registration Statement declared effective by mid-June.

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836, Rick Prins at (212) 735-2790 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon